AGREEMENT OF SALE AND PURCHASE

Whereas:

ORBIS OPERATING, LLC, a Texas limited liability corporation ("Seller,") owns the wells and equipment described in Exhibit A-1 and the oil and gas leases described in Exhibit A-2 (the items described in Exhibits A-1 and A-2 will be referred to collectively as the "Property to be Purchased"); and

Seller has agreed to sell the Property to be Purchased, *save and except exceptions described in Article IX (9),* to **USA Superior Energy Holdings, Inc.,** a Nevada corporation ("Buyer") for and in consideration of the mutual benefits to the parties and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged;

Now therefore:

This Agreement of Sale and Purchase is entered into effective this 6th day of March, 2007, by and between Seller and Buyer, as purchaser, and they do hereby agree as follows:

ARTICLE I
Definitions

As used herein, the terms listed below shall be given meanings as follows:

Agreement means this Purchase and Sale Agreement;

Assignment of Oil and Gas Leases and Bill of Sale means the recordable instruments to be executed by Seller and delivered to Buyer at Closing which will be in substantially the same form as attached hereto as Exhibit "B";

Closing means the date upon which due diligence has been completed and the parties exchange documents and the Purchase price as more fully set out elsewhere herein;

Contract Rights means all prospective rights under the contracts listed in Exhibit A-3, as well as the right to collect all past due joint interest billings under such contracts and enforce the liens and security interests securing the same, and the right to be named operator under all operating agreements listed therein;

Non-Refundable Earnest Money means the sum of **Twenty Five Thousand Dollars $25,000.00;**

Oil and Gas Leases means the oil and gas leases listed and/or referenced in Exhibit A-2;

Overriding royalty interest (ORRI) means an interest in oil and gas produced at surface free and clear of the expenses of production.

Net Revenue Interest (NRI) means the share of oil and gas produced under the terms of an oil and gas lease which is owned by the parties which own the working interest in the lease;

P-4s means a separate Texas Railroad Commission Form P-4 to be executed by the applicable Seller entity at Closing designating Buyer as the operator of each of the wells listed on Exhibit A-1;

Permitted Encumbrances means liens for taxes not yet delinquent; the terms of the Leases as to future obligations; the terms of the Contract Rights as to future obligations under pooling declaration and unitization agreements covering the Property to be Purchased; the items listed in the Exhibits hereto; and, the Note and Deed of Trust which are described in Article VI herein;

Property to be Purchased means the wells and equipment described on Exhibit A-1, the Oil and Gas Leases described in Exhibit A-2, and the Contract Rights described in Exhibit A-3;

Purchase Price means **One Million One Hundred Ninety Thousand Dollars ($1,190,000.00)** in cash, payable at Closing, less the Non-Refundable Earnest Money ($25,000.00)

R&S Agreement means the Agreement of Sale and Purchase dated effective March 1, 2006 between R&S Energy Company, et al, as Seller, and Orbis Energy, Ltd., as Buyer, and

Working Interest means the cost bearing interest in an oil and gas lease which carries with it the lessee's rights of exploration and development, and all other rights conferred by the lease, including the right to share in production there from subject to existing leasehold burdens.

ARTICLE II
Exhibits

The following exhibits, as indicated below and attached hereto, are incorporated herein and made a part hereof:

Exhibit A-1, List of wells and equipment included in the Property to be Purchased and related information;

Exhibit A-2, Oil and Gas Leases included in the Property to be Purchased;

Exhibit A-3, Permitted Encumbrances, including contract rights included in the Property to be Purchased and production sales contracts, if any;

Exhibit A-4, Note and Deed of Trust described in Article VI herein; and

Exhibit B, form Assignment of Oil and Gas Leases and Bill of Sale.

ARTICLE III
Earnest Money

The Non-Refundable Earnest Money, in the amount of **Twenty Five Thousand Dollars ($25,000.00)**, is being furnished by Buyer to Seller contemporaneously with the execution of this Agreement and allows Buyer the exclusive right to purchase said **Properties to be Purchased on or before March 20, 2007.** The Non-Refundable Earnest Money shall serve as part of the consideration for this Agreement and shall also secure Buyer's performance of its obligations hereunder.

ARTICLE IV
Title and Condition Representations of Seller

Seller represents, both as of the date hereof and as of the date of Closing, that to the best of Seller's knowledge Seller has good and marketable title to the Property to be Purchased, and the full power and authority to convey it to Buyer, free and clear of any encumbrances, restrictions on assignment or preferential rights to purchase held by third parties (unless such preferential rights exist but have been waived by the beneficial owners thereof), liens and/or title defects, and any other title matters which would impair the utility, value or merchantability of the Property to be Purchased, or the legal rights of Buyer therein, except for Permitted Encumbrances.

ARTICLE V
Due Diligence

(a)   On the date on which this Agreement is executed by both parties, Seller shall make available at its office for inspection by Buyer its complete files and records for the Property to be Purchased, including all of the oil and gas leases, assignments, letter agreements, operating agreements, deeds of trust, mortgages, security agreements, financing agreements, title opinions, lease takeoffs and runsheets, reserve studies, engineering reports, payout notices, and documents reflecting production history and characteristics, operating expenses, working and net revenue interests and prices currently being received for production, and all other documents in Seller's possession which affect or relate to the Property to be Purchased. Buyer agrees to keep such documents confidential and agrees to promptly return any copies made by Buyer to Seller if the transaction which is the subject of this Agreement fails to close.

(b)   Within seven (7) business days from the date upon which Buyer makes available the documents from Seller as set out above, Buyer shall examine the documents provided by Seller and record title to the Property to be Purchased and shall furnish Seller with a list of issues, if any, revealed by the documents or review of record title that Buyer believes must be addressed in connection with this transaction, and Seller shall have two (2) business days from the receipt of Buyer's requirements in which to address and cure these matters to Buyer's satisfaction or notify

Buyer that it does not intend to address these matters. If Buyer submits no list of issues to Seller, then closing will occur on the date specified in this contract.

(c)   If Seller fails to address title or other issues disclosed by the documents and/or record title examination to the reasonable satisfaction of Buyer, Buyer shall have the option to declare this transaction terminated and receive a return of the Non-Refundable Earnest Money from Seller within three (3) days from the date upon which it notifies Seller of such election, or to elect to continue with the transaction and accept the Property to be Purchased "as is" and subject to the unresolved issues and proceed with a closing on the date specified in this contract.

ARTICLE VI
Purchase Price

The Purchase Price shall consist of the following:

The Purchase Price shall total One Million One Hundred Ninety Thousand Dollars ($1,190,000.00). Twenty Five Thousand Dollars ($25,000.00) shall be paid upon the execution of this Agreement and Three Hundred Seventy Five Thousand Dollars ($375,000.00) cash will be paid by Buyer to Seller at Closing. Buyer shall pay Seller an additional Three Hundred Fifty Thousand Dollars ($350,000.00) in cash in the form of a note requiring monthly payments of Fifteen Thousand Dollars ($15,000.00) in cash plus interest for a period of two (2) years. This note shall be interest bearing at a rate of Five Percent (5%) per annum which interest shall be calculated based on the remaining balance at the time of each monthly payment. The first payment under said note shall be due on July 20, 2007 and thereafter on the first of each following month. The parties shall execute a Promissory Note and Deed of Trust securing said note by eighty percent (80.0%) of Seller's interest, including operational control, of the Property to be Purchased and this agreement will be subject to that Note and Deed of Trust. Buyer will also assume the Four Hundred and Forty Thousand ($440,000.00) remaining payment obligation to R&S Energy Company pursuant to the R&S Agreement.

ARTICLE VII
Closing

Closing shall occur on or before the close of business on March 20, 2007, unless otherwise mutually to agreed by the parties. At Closing:

(1)   Seller and Buyer shall execute and acknowledge the Assignment of Oil and Gas Leases, Bill of Sale, Note and Deed of Trust, and the P-4s and deliver them to Buyer; and

(2)   The $25,000.00 Non-Refundable Earnest Money shall be applied to the Purchase Price and Purchasing Entity shall pay the remaining $375,000 initial payment to Seller.

(3)   Seller shall give to Buyer all of its files and records for the Property to be Purchased, including all of the oil and gas leases, assignments, letter agreements, operating agreements, deeds of trust, mortgages, security agreements, financing agreements, title opinions, lease takeoffs and runsheets, well files, reserve studies, engineering reports, payout notices, and documents reflecting production history and characteristics, operating expenses, working and net revenue interests and prices currently being received for production, and all other documents in Seller's possession which affect or relate to the Property to be Purchased.

ARTICLE VIII
Post-Closing Adjustment

For purposes of revenues and expenses, the effective date of the transfer of ownership shall be deemed to be February 1, 2007, at 12:01 a.m. If the parties do not have sufficient information to true up their accounts as of the date of Closing and make a corresponding adjustment to the Purchase Price then, within thirty (30) days after the date of Closing, Buyer shall furnish Seller with an itemized statement showing the adjustment which needs to be made to the Purchase Price to true up the parties' accounts together with Buyer's payment if it must pay an adjustment, or an invoice to Seller if Seller must pay an adjustment. If Seller owes the adjustment, it shall pay the same to Buyer within five (5) days from the date upon which it receives the statement and invoice from Buyer.

ARTICLE IX
Seller's Further Representations and Warranties

In addition to title representations in Article III above, Seller represents and warrants that:

(1)   Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Texas, with the authority to own the Leases, to enter into this Agreement and to perform its obligations under this Agreement. Seller is qualified under applicable law to own and hold the Leases. The consummation of this transaction will neither violate, nor be in conflict with, any provisions of the Articles of Incorporation or bylaws of Seller;

(2)   The consummation of this transaction will not, to the best of Seller's knowledge, (i) violate any provision of any agreement to which Seller is a party or (ii) violate or require any consent, authorization, or approval under any judgment, decree, judicial or administrative order, award, writ, injunction, statute, rule or regulation applicable to Seller; and Seller shall obtain any consents required to be obtained under any assignment or agreement binding on Seller, including, if required, the waiver of the preferential rights to purchase.

(3)   The execution, delivery, and performance of this Agreement by Seller and the transaction contemplated hereby have been duly and validly authorized by all requisite action on the part of each entity comprising Seller. This Agreement constitutes the valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or moratorium statutes, equitable principles, statutes of limitation or repose or other similar laws affecting the rights of creditors generally. All documents and instruments required hereunder to be executed and delivered by Seller shall be duly executed and delivered and shall constitute valid and binding obligations of Seller enforceable against Seller in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization or moratorium statutes, equitable principles, statutes of limitations or repose or other similar laws affecting the rights of creditors generally.

(4)   To the best of Seller's knowledge: (i) the Leases are valid and in full force and effect and have been operated by Seller in compliance with the terms and conditions of the Leases, any applicable agreements and contracts, and Seller is not in default in the observance or performance of any obligation thereunder; (ii) all rentals, royalties, and other payments due under the Leases have been timely and fully paid, all conditions necessary to maintain the Leases in full force and effect have been fully performed, Seller has paid its share of all operating expenses therefore other than current billings, and all expenses incurred before the Effective Date other than those not yet past due for which a lien could be asserted on the Leases have been paid; and, (iii) Seller will pay all lease burdens and all development and operation expenses for production, development, and operations relating to the Leases which are incurred prior to the Effective Date hereof. All ad valorem, property, production, severance and other taxes, other than current taxes not yet delinquent, based on or measured by the ownership of the Leases or the production therefrom have been timely paid when due and any taxes due after the Closing shall be prorated by Purchasing Entity and shared by the respective owner during their respective period of ownership; and, (iv) no agreements or contracts, written or otherwise, affect the Property to be Purchased, except the agreements listed in the Exhibits.

(5)   All wells on the Leases have been operated by Seller in accordance with the provisions of all laws, orders, regulations, and rules of all governmental authorities having jurisdiction, and Seller has obtained issuance of all necessary governmental certificates, approvals, consents, permits, or other authorizations, and the wells are not in excess of the authorized rates of production or allowables. The wells on the Leases are not overproduced or burdened with overproduction payments under any gas balancing or similar agreement, production payments, nor advance payments for production, and Seller is not obligated, by virtue of any type of prepayment arrangement to deliver hydrocarbons produced from the Property to be Purchased at some future time without then or thereafter being paid full payment therefore.

(6)   To the best of Seller' knowledge, no claim, demand, cause of action, administrative proceeding, investigation, lawsuit, or other litigation is currently pending or

threatened and no cause of action now exists which relates to, or would hereafter adversely affect, Seller' ownership of the Property to be Purchased, or the value thereof, and there are no unsatisfied judgments against Seller that would be or allow a lien or other burden against the Property to be Purchased.

(7)   Seller has neither incurred any obligation or liability, contingent or otherwise, nor made any agreement with respect to any broker's or finder's fees arising out of or in any way related to the transactions contemplated by this Agreement which must be borne by Purchasing Entity or which would represent a burden or claim on the Property to be Purchased.

(8)   There shall have been no adverse material change in the condition or location of the Property to be Purchased between the date of this agreement and the date of Closing, except depletion through normal production within authorized allowables and rates of production, depreciation of equipment through ordinary wear and tear, and other transactions permitted under this Agreement.

(9)   Buyer, upon Final Closing, will assign a one percent (1% ORRI) overriding royalty interest to go to D. Copeland Resources, Ltd. on all wells on "Property to be Purchased" in which Buyer currently has a seventy six percent (76.000 %) or greater NRI (net revenue interest). No ORRI to go to D. Copeland Resources, Ltd. on any wells on "Property to be Purchased" in which Buyer currently has a seventy five percent (75.000 %) or less NRI. D. Copeland Resources, Ltd. to receive the difference of Buyers NRI and seventy five percent (75.00 %) on any existing wells on "Property to be Purchased" that Buyer has less than seventy six percent (76.00 %) NRI but greater than seventy five percent (75.00%) NRI. set forth in Exhibit A.

(10)   No representation or warranty by Seller in this Agreement or any agreement or document delivered by Seller pursuant to this Agreement contains or will contain an untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained in any such representation or warranty, in light of the circumstances under which it was made, not misleading. Seller shall promptly notify Buyer if any representation or warranty of Seller is discovered to be untrue.

(11)   Seller has taken all actions and obtained all approvals required for the assignment of the Property to be Purchased to Buyer. No preferential purchase rights exist with respect to the Property to be Purchased other than those for which Seller has already obtained the necessary approvals.

(12)   Buyer Entity will be subject to the terms of the R&S Agreement which is the underlying agreement through which Seller acquired the subject properties. Seller represents that it has fulfilled the terms of the R&S Agreement during its ownership of the subject properties and that it is not in default of any of the terms thereof.

ARTICLE XI.

Buyer Representations and Warranties

Buyer represents and warrants that:

(1)   Buyer is a corporation duly organized and in good standing under the laws of the State of Nevada.

(2)   The execution, delivery, and performance of this Agreement by Buyer and the transaction contemplated hereby have been duly and validly authorized by all requisite action on the part of the Purchasing Entity.

(3)   Buyer has the requisite authority to buy the Property to be Purchased, to pay to Seller the funds agreed to be paid herein, and to pay any funds which it may hereafter become obligated to pay to Seller under the terms of this Agreement; and

(4)   This Agreement constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or moratorium statutes, equitable principles, statutes of limitations or repose, or other similar laws affecting the rights of creditors generally.

(5)   Buyer has neither incurred any obligation or liability, contingent or otherwise, nor made any agreement with respect to any broker's or finder's fees arising out of or in any way related to the transactions contemplated by this Agreement which will have any effect on Seller.

(6)   No representation or warranty by Buyer in this Agreement or any agreement or document delivered by Buyer pursuant to this Agreement contains or will contain an untrue statement of a material fact or omits or will omit to stale a material fact necessary to make the statements contained in any such representation or warranty, in light of the circumstances under which it was made, not misleading. There is no fact known to Buyer that is not otherwise actually known to Seller that materially and adversely affects the operation, prospects or condition of any portion of the Property to be Purchased that has not been set forth in this Agreement. Purchasing Entity shall promptly notify Seller if any representation or warranty of Buyer is discovered to be untrue.

(7)   Buyer has taken all actions and obtained all approvals required for the assignment of the Property to be Purchased to Buyer.

ARTICLE XII
Indemnification

(a)   Buyer hereby agrees to indemnify Seller for, and hold Seller harmless from, any and all liabilities, obligations, costs and expenses (including all attorney's and accountants' fees) which may be incurred by Seller as a result of any claim brought by any person or other entity related to any event occurring after the date of Closing which is attributable to Buyer's activities or ownership after the date of Closing.

(b)   Seller hereby agrees to indemnify Buyer for, and hold Buyer harmless from, any and all liabilities, obligations, costs and expenses (including all attorney's and accountants' fees) which may be incurred by Buyer as a result of any claim brought by any person or other entity related to any event occurring as a result of Seller's operation of the properties except for those items which are listed on Exhibit A- as a Permitted Encumbrance.

ARTICLE XIII
Default
If at any time prior to the closing contemplated herein Buyer materially fails to comply with its obligations hereunder, Seller may elect to terminate this contract and retain the earnest money then paid as liquidated damages. If, prior to closing, Seller fails to timely perform any of the matters set out hereinabove, or if there are contractual provisions which prevent or inhibit the sale of the Property to be Purchased, or if title to the Property to be Purchased is not commercially sound in the judgment of Buyer exercised in good faith, or if Seller is unable to deliver the Property to be Purchased according to the terms thereof, Buyer shall have the right to declare this offer terminated, and, within five *(5)* days from the date upon which Seller receives notice of such termination, Seller shall refund the Earnest Money to Buyer.

ARTICLE XIV
Miscellaneous

(a)   Relationship of Parties: The respective obligations and liabilities of the parties hereto shall be separate and each party shall be responsible only for its own obligations. It is not the purpose or intention of this Agreement to create, and this Agreement shall never be construed as creating a joint venture, agency, mining partnership or any other relationship whereby any of the parties hereto shall be held liable for acts, or debts, either of commission or omission, of any other party hereto.

(b)   Binding: This Agreement shall be binding upon the parties hereto and their respective successors and assigns; provided, however, neither this Agreement nor the Property to be Purchased or any other rights acquired by Buyer pursuant to the terms hereof relating in any manner to the AMI may be assigned to any third party without the express prior written consent of Seller.

(c)   Severability: If any provision of this Agreement or any part of any provision of this Agreement on its true interpretation is illegal, invalid, or unenforceable those provisions shall be considered null and void to the extent necessary to overcome the illegality, invalidity or unenforceability and remaining provisions of this Agreement shall not be affected, unless the severance and deletion of the illegal, invalid or unenforceable provision alters the intention of the parties as evidenced by this Agreement and the commercial efficacy of this Agreement.

(d)   <u>Counterparts and Facsimile</u>: This agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Facsimile copies shall be considered as original copies.

(e)   <u>Waiver or Amendments</u>: No waiver or amendment(s) of any provision of this agreement or consent to any departure from any provision of this Agreement given by a party shall be effective unless the waiver or consent is in writing and signed by all Parties hereto.

(f)   <u>Notices</u>: All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) if physically delivered, (ii) if telephonically transmitted by facsimile transmission, if such transmission is confirmed by delivery by certified or registered United States Mail (with first class postage pre-paid) or guaranteed overnight delivery, (iii) if transmitted via email, if such transmission is confirmed by delivery by certified or registered United States Mail (with first class postage pre-paid) or guaranteed overnight delivery, (iv) five (5) business days after having been deposited in the United States Mail, as certified or registered mail with return receipt requested and with first class postage pre-paid, or (v) one (1) business day after having been transmitted to a third party providing delivery services in the ordinary course of business which guarantees delivery on the next business day after such transmittal (e.g. via Federal Express), all of which notices or other communication shall be addressed to the recipient as follows:

> <u>If to Seller:</u>
> Orbis Energy, Ltd.
> Barton Oaks Plaza I, Suite 435
> 901 South Mopac Expressway
> Austin, Texas 78746
> 512-732-9900 Phone
> 512-732-9999 Fax
>
> <u>If to Purchasing Entity:</u>
> USA Superior Energy Holdings, Inc..
> 1726 Augusta, Suite 105
> Houston, Texas 77057
> 832-251-3000 Phone
> 832-251-9300 Fax

(g)   <u>Further Acts</u>: Each party shall do all such further acts as shall be reasonably required in order to fully perform and carry out the terms of the agreements between the parties hereto.

(h)   <u>Time of Essence</u>: It is expressly agreed that time is of the essence relating to the terms and provisions contained within this Agreement.

(i)   <u>Authorization</u>: No party is authorized to represent Seller unless said authorization is in writing.





(j) Survival After Closing: All representations, warranties, indemnities and agreements made by Seller and Buyer this Agreement shall survive the Closing.

(k) Entire Agreement: This Agreement collectively represents the entire agreements of the Parties and supersedes all prior verbal or written negotiations, representations, proposals and agreements, whether oral or written with respect to the subject matter of the Agreement between the parties hereto, less and except the Confidentiality Agreement which shall remain in force and effect.

(l) Expenses: Seller shall be solely responsible for all expenses incurred by it in connection with this transaction and shall not be entitled to any reimbursement therefore from Buyer. Likewise, Buyer shall be solely responsible for all expenses incurred by it in connection with this transaction and shall not be entitled to any reimbursement therefor from Seller.

(m) Choice of Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

(n) Assignment Restricted: This Agreement is not assignable in whole or in part without the written consent of the other party, provided, however, once each Assignment has been executed and delivered by Seller to Buyer and once Buyer has fully paid its obligations to Seller, the interests conveyed thereby shall be freely assignable.

(o) Headings for Convenience: The section headings contained in this Agreement are for reference only and shall not in any way affect the meaning or interpretation of this Agreement.

(p) Counterparts: This Agreement may be executed in a number of identical counterparts, each of which for all purposes is to be deemed an original, and all of which constitute, collectively, one agreement.

Executed this 6th day of March, 2007 but effective February 1, 2007.

SELLER:
Orbis Operating LLC

By: James H. Edsel
James H. Edsel, President

BUYER:
USA Superior Energy Holdings, Inc.

By: G. Rowland Carey
G. Rowland Carey, President